NEWS RELEASE

ELD No. 07-02

TSX: ELD   AMEX: EGO

February 1, 2007

YEAR END UPDATE

Tanjianshan Gold Mine Announcement of Commercial Production

VANCOUVER, BC – Earl W. Price, Chief Financial Officer of Eldorado Gold Corporation (“Eldorado”, the “Company”, or “we”) is pleased to provide the 2006 operating results and announce the start of commercial production at the Tanjianshan Mine, Qinghai Province, China.

Kisladag Mine

The Kisladag Mine, where commercial production commenced in July 2006, produced 70,895 oz. of gold including 36,546 oz in the 4th Quarter.  Cash costs for the year totaled US$206/oz and in the 4th Quarter decreased to US$191/oz.  The Company forecasts 2007 production at 190,000 oz to 200,000 oz of gold at cash costs of approximately US$210/oz to US$220/oz

São Bento Mine

2006 was the final year of production at the São Bento Mine in Minas Gerais, Brazil where   64,750 oz of gold was produced at a cash cost of US$454/oz.  Production in the 4th Quarter  totaled 13,879 oz at a cash cost of US$492/oz.  Production ceased in January 2007 following 19 years of operating and total production of 1.8 million oz.

Tanjianshan Mine

The Tanjianshan Mine commenced commercial production February 1, 2007.  Gold Production in January totaled 12,518 oz, an excellent start for the mine.  Planned production in 2007 is forecast at 120,000 oz to 130,000 oz of gold at cash costs of US$235/oz to US$245/oz.

“2006 was a milestone year in which Eldorado Gold completed construction of two mines and began commercial production in July at our Kisladag Mine in Turkey.” commented Earl W. Price, Chief Financial Officer.  “We are very pleased our Tanjianshan Mine in China has begun commercial production and we would like to thank, in particular, the mine site staff  at  all our operations for a job well done.”

Eldorado is a gold producing and exploration company with gold assets in Brazil, Turkey and China; three countries that we believe have substantial geological potential.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to experience continued growth and value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Earl W. Price”

Earl W. Price

Chief Financial Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

               Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

               1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com